THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

STATE DEFERRED COMPENSATION PLAN ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of this Endorsement is the Contract Date shown on the Contract Data Page.

The Contract with this Endorsement, is issued under a deferred compensation plan or arrangement maintained by an eligible employer as defined in Internal Revenue Code (“IRC”) Section 457. The Contract may be used with a deferred compensation plan or arrangement subject to the trust and exclusive benefit rules under IRC Section 457(g), or with a plan or arrangement that is not subject to the trust and exclusive benefit rules under IRC Section 457(g).

THE FOLLOWING PROVISIONS APPLY TO A CONTRACT WHICH IS ISSUED UNDER A DEFERRED COMPENSATION PLAN OR ARRANGEMENT MAINTAINED BY AN ELIGIBLE EMPLOYER UNDER IRC SECTION 457. IN THE CASE OF A CONFLICT WITH ANY PROVISION IN THE CONTRACT, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL.

1)

The Annuitant of this Contract will be the applicable Employee under the Plan or arrangement provided, however, that the Employer or Trustee, if any, and not the Employee shall be the Owner of the Contract.

2)

The Owner must be an organization described as an eligible employer in IRC Section 457(e)(1), or a Trustee serving as the nominal holder of the Contract. The term “Employee” or “Annuitant”, as used in this Endorsement, shall mean the individual Employee (including a former employee or beneficiaries of a deceased employee) for whose benefit an eligible employer maintains a deferred compensation plan or arrangement. Such Employee shall be the Annuitant under the Contract.

3)

The rights and privileges set forth in the Contract shall be exercised by the Employer or Trustee in accordance with applicable IRC provisions and the terms of the deferred compensation plan or arrangement, and shall not be exercised by the Annuitant except to the extent permitted by the terms of the deferred compensation plan or arrangement. The rights and privileges set forth in the Contract shall be exercised by the Annuitant in accordance with the terms, procedures, and limits of the deferred compensation plan or arrangement.

4)

If this Contract is used with an arrangement subject to the trust and exclusive benefit rules under IRC Section 457(g), this Contract, and the benefits under it, cannot be sold, assigned, discounted, pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company, and the entire interest of the Annuitant in the Contract shall be held by the Owner for the exclusive benefit of the Annuitant and the Annuitant’s beneficiaries. If this Contract is used with an arrangement not subject to the trust and exclusive benefit rules under IRC Section 457(g), then to the extent required under the applicable IRC provisions, the entire interest of the Annuitant in the Contract shall be the property of the Owner.

5)	The terms of this Contract and Endorsement are subject to the provisions of the deferred compensation plan or arrangement under which this Contract and Endorsement are issued,

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and to any applicable IRC provisions. Compliance with any applicable IRC provisions shall be the responsibility of the Owner or the Trustee.

6)	Annuity payments will be measured by the life of the Annuitant and other natural person as may be designated for purposes of determining the annuity payment.

7)	All references to “sex” in the Contract are hereby deleted.

All other terms and conditions of the Contract remain unchanged.

THE VARIABLE ANNUITY LIFE ASSURANCE COMPANY

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